Exhibit 99.2

Rectitude Announces Property Acquisition to Support Strategic Expansion Across Singapore

SINGAPORE, February 18, 2024 –Rectitude Holdings Ltd (the “Company” or “Rectitude”), a Singapore-based provider of safety equipment and related industrial products, today announced the acquisition of property at 2 Tampines North Drive, Singapore. This strategic acquisition is in line with the company’s long-term plan to increase shareholder value through strengthening the Company’s presence throughout Singapore.

The acquired property will be transformed into the Company’s newest branch, further solidifying its market leading presence across Singapore. This branch will improve customer accessibility to high-demand products in core markets experiencing increased construction activity.

“As we continue to execute against our long-term strategic plan, we have acquired a new property that will serve as our newest branch, allowing our customers to have a more reliable supply of required safety equipment and other auxiliary products,” said Mr. Jian Zhang, Chairman, Chief Executive Officer, and Executive Director at Rectitude. “As we grow and address new market opportunities, we require a stronger local network of branches to address the emerging needs of our customers. This branch will be led by Mr. Huang Dong. As we continue to grow across the country, we remain committed to providing the highest quality safety and industrial products to all our customers wherever they are located.”

About Rectitude

Founded in 1997 in Singapore, Rectitude is principally involved in the provision of safety equipment, encompassing essential items such as personal protective clothing, gloves, safety footwear, personal fall arrest systems, portable fire extinguishers and traffic products. The Company also offers auxiliary products such as industrial hardware tools and electrical hardware required for construction sites. Rectitude’s products and solutions are marketed to a wide array of distributor networks and end markets, both in Singapore and increasingly throughout the Southeast Asian region, including Brunei, Cambodia, Malaysia, Indonesia, and Vietnam.

For more information, please visit the Company’s website: https://ir.rectitude.com.sg

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements, including, but not limited to, the Company’s proposed Offering. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs, including the expectation that the Offering will be successfully completed. Investors can identify these forward-looking statements by words or phrases such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the U.S. Securities and Exchange Commission.

For investor and media inquiries, please contact:

Rectitude

Investor Relations

Email: ir@rectitude.com.sg

Jackson Lin

Lambert Global

Phone: +1 (646) 717-4593

Email: jlin@lambert.com